U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-23900

(Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: June 30, 1998

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     ---------------------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     PART I
--------------------------------------------------------------------------------
                             REGISTRANT INFORMATION

Full Name of Registrant            IDM Environmental Corp.
                                   ---------------------------------------------

Former Name if Applicable
                                   ---------------------------------------------

Address of Principal Executive
 Offices (Street and Number)       396 Whitehead Avenue
                                   ---------------------------------------------

City, State and Zip Code           South River, New Jersey 08882
                                   ---------------------------------------------

--------------------------------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

                                    PART III
--------------------------------------------------------------------------------
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has experienced delays in completing its financial statements for the quarter ended June 30, 1998 as a result of (1) delays in the receipt of financial information relating to projects being undertaken in El Salvador and Germany, (2) delays in the receipt of data and complexity associated with computing percentage of completion relating to two projects which were ongoing during the quarter, and (3) complexity associated with computing deemed dividends and interest expense associated with the issuance and conversion of convertible preferred stock and convertible notes in light of the current position of the SEC regarding such convertible securities. As a result, the registrant is unable to file its Form 10-Q for the quarter ended June 30, 1998 by the prescribed due date.


--------------------------------------------------------------------------------

                                     PART IV
                                OTHER INFORMATION
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification

       Michael B. Killeen              908                        390-9550
     ----------------------        -----------               -------------------
           (Name)                  (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     -----------------------------                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ----------------------------                                 [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See attached rider


--------------------------------------------------------------------------------


                             IDM ENVIRONMENTAL CORP.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 1998              By /s/ Michael B. Killeen
     ------------------------        -------------------------------------------
                                     Michael B. Killeen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                           ATTACHMENT TO FORM 12b-25
                   (Form 10-Q for period ended June 30, 1998)

                            IDM ENVIRONMENTAL CORP.

Part IV
Other Information

(3) The registrant anticipates that the loss which will be reported for the six months ended June 30, 1998 will be substantially larger than the loss reported during the corresponding period of the previous fiscal year. While the registrant has not completed certain percentage of completion computations with respect to two ongoing projects, change orders on which substantial work was performed during the quarter are expected to produce losses from those jobs during the quarter with payment for, and recognition of revenues on, such services expected in subsequent periods. The exact amount of such losses cannot, as yet, be reasonably estimated. Additionally, the issuance and/or conversion of convertible preferred stock and convertible notes during the current period is expected to result in non-cash dividend and interest charges of approximately $4.4 million. The exact amount of such charges has not, as yet, been finalized. Because the registrant is awaiting final percentage of completion data on the referenced projects and the deemed dividend and interest charges are being reviewed in light of SEC guidance regarding such charges and because certain data from foreign subsidiaries and affiliates has not, as yet, been received, the registrant cannot reasonably estimate the total loss for the period.